                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                       __________________________________

                                   FORM 11-K
                         FOR ANNUAL REPORTS OF EMPLOYEE
                      STOCK PURCHASE, SAVINGS AND SIMILAR
                        PLANS PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                       _________________________________


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

   For the fiscal year ended December 31, 1993.

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

   For the transition period from _______ to ______.

  Commission file number 1-2299

  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

           Bearings, Inc. 401(k) Savings Plan

  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

           Bearings, Inc.
           3600 Euclid Avenue
           Cleveland, Ohio 44115


Financial Statements and Exhibit(s)
- - - -----------------------------------

                                       Page No.
  (a)  Financial Statements        (in this Report)
       --------------------        ----------------
   Independent Auditors' Report             4
   Statement of Net Assets Available        6
     for Benefits --
     December 31, 1993 and 1992
   Statement of Changes in Net Assets       7
     Available for Benefits --
     Year Ended December 31, 1993
   Statement of Changes in Net Assets       8
     Available for Benefits --
     Year ended December 31, 1992
   Notes to Financial Statements --         9
     Years Ended December 31,
     1993 and 1992

  (b)  Exhibit(s)
       ----------

   Consent of Independent Public       16
     Accountants


                                   SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                         BEARINGS, INC. 401(k) SAVINGS PLAN


                                         By:  Bearings, Inc., as Plan
                                              Administrator



                                         By: /s/ John C. Dannemiller
                                             ---------------------------------
                                             Signature


                                             John C. Dannemiller
                                             ---------------------------------
                                             Printed Name


                                             Chairman & Chief Executive Officer
                                             ---------------------------------
                                             Title



Date:  June 24, 1994

BEARINGS, INC. 401-K SAVINGS PLAN

FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 1993 AND 1992
AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED
DECEMBER 31, 1993
AND INDEPENDENT AUDITORS' REPORT

INDEPENDENT AUDITORS' REPORT

Bearings, Inc. 401-K Savings Plan


We have audited the accompanying statements of net assets available for benefits of the Bearings, Inc. 401-K Savings Plan (the "Plan") as of December 31, 1993 and 1992, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1993 and 1992 and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds, and is not a required part of the basic financial statements. This supplemental information is the responsibility of the Plan's management. Such supplemental information by fund has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

The supplemental schedules of (1) assets held for investment purposes as of December 31, 1993 and (2) reportable transactions for the year ended December 31, 1993, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1993 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche


DELOITTE & TOUCHE
Cleveland, Ohio

June 15, 1994


BEARINGS, INC. 401-K SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1993 AND 1992
__________________________________________________________________________________________________________________

                                           ------------------ SUPPLEMENTAL INFORMATION BY FUND -------------------

                                            COMPANY       EMPLOYEE                        FIXED            MONEY
                                             STOCK          STOCK         EQUITY         INCOME           MARKET
DECEMBER 31, 1993                            FUND           FUND           FUND           FUND             FUND
ASSETS:
   Investments at fair value:
     Bearings, Inc. common stock         $  4,175,495   $  1,429,476
     Investment funds                                         25,568   $  7,719,177    $  5,635,961    $  4,847,834
     Loans to participants
                                         ------------   ------------   ------------    ------------    ------------
         Total investments                  4,175,495      1,455,044      7,719,177       5,635,961       4,847,834
   Cash                                      (60,494)                        3,936        (46,424)
   Receivables:
     Contributions                            280,196         70,405        258,267         190,003         152,494
     Other                                                     4,065         3,832             947           14,732
                                         ------------   ------------   ------------    ------------    ------------
         Total assets                       4,395,197      1,529,514      7,985,212       5,780,487       5,015,060

LIABILITIES:
   Distributions payable to participants
     for excess contributions                  26,782          1,899           639           1,293              657
                                         ------------   ------------   ------------    ------------    ------------

NET ASSETS AVAILABLE FOR BENEFITS        $  4,368,415   $  1,527,615   $  7,984,573    $  5,779,194    $  5,014,403
                                         ============   ============   ============    ============    ============

DECEMBER 31, 1992

ASSETS:
   Investments at fair value:
      Bearings, Inc. common stock        $  2,336,416   $    725,583
      Investment funds                                        24,531   $  6,342,030    $  4,651,213    $  4,744,474
      Loans to participants
                                         ------------   ------------   ------------    ------------    ------------
         Total investments                  2,336,416        750,114      6,342,030       4,651,213       4,744,474
   Cash                                          (201)                        3,488
   Receivables:
      Contributions                           115,354         28,447        186,953         146,699         126,490
      Other                                                   16,594            102              99          14,669
                                         ------------   ------------   ------------    ------------    ------------
         Total assets                       2,451,569        795,155      6,532,573       4,798,011       4,885,633
                                         ------------   ------------   ------------    ------------    ------------

LIABILITIES:
   Distributions payable to participants
      for excess contributions                                 1,680          4,389           8,239           3,595

   Other                                       16,499
                                         ------------   ------------   ------------    ------------    ------------
         Total liabilities                     16,499          1,680          4,389           8,239           3,595
                                         ------------   ------------   ------------    ------------    ------------
NET ASSETS AVAILABLE FOR BENEFITS        $  2,435,070   $    793,475   $  6,528,184    $  4,789,772    $  4,882,038
                                         ============   ============   ============    ============    ============



______________________________________________________________________________

                                  ---- SUPPLEMENTAL INFORMATION BY FUND ----

                                             EMPLOYEE
                                               LOAN
DECEMBER 31, 1993                              FUND          TOTAL
ASSETS:
   Investments at fair value:
     Bearings, Inc. common stock                         $  5,604,971
     Investment funds                                      18,228,540
     Loans to participants                  $  12,101          12,101
                                            ---------    ------------
         Total investments                     12,101      23,845,612
   Cash                                                     (102,982)
   Receivables:
     Contributions                                            951,365
     Other                                                     23,576
                                            ---------    ------------
         Total assets                          12,101      24,717,571

LIABILITIES:
   Distributions payable to participants
     for excess contributions                                  31,270
                                            ---------    ------------

NET ASSETS AVAILABLE FOR BENEFITS           $  12,101    $ 24,686,301
                                            =========    ============

DECEMBER 31, 1992

ASSETS:
   Investments at fair value:
      Bearings, Inc. common stock                        $  3,061,999
      Investment funds                                     15,762,248
      Loans to participants                 $  27,589          27,589
                                            ---------    ------------
         Total investments                     27,589      18,851,836
   Cash                                                         3,287
   Receivables:
      Contributions                                           603,943
      Other                                                    31,464
                                            ---------    ------------
         Total assets                          27,589      19,490,530
                                            ---------    ------------

LIABILITIES:
   Distributions payable to participants
      for excess contributions                                 17,903
                                            ---------
   Other                                                       16,499
                                            ---------    ------------
         Total liabilities                                     34,402
                                            ---------    ------------
NET ASSETS AVAILABLE FOR BENEFITS           $  27,589    $ 19,456,128
                                            =========    ============

See notes to financial statements.


BEARINGS, INC. 401-K SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1993

_______________________________________________________________________________________________________________________________

                                                      ----------------- SUPPLEMENTAL INFORMATION BY FUND --------------------

                                                       COMPANY       EMPLOYEE                           FIXED           MONEY
                                                        STOCK          STOCK          EQUITY           INCOME          MARKET
                                                         FUND          FUND            FUND             FUND            FUND
ADDITIONS:
   Contributions:
   Employees                                                       $    286,851    $  1,343,613     $   1,035,636    $    832,275
   Employer:
     Cash                                           $     26,525
     Common stock - Bearings, Inc.                     1,251,979
   Investment income                                      79,588         12,978         161,794               827         164,437
   Net appreciation in market value of investments       774,914        284,505         559,400           317,539
                                                    ------------   ------------    ------------     -------------    ------------

        Total additions                                2,133,006        584,334       2,064,807         1,354,002         996,712

DEDUCTIONS - Distributions to participants               199,661         86,249         542,913           510,210         566,093

INTERFUND TRANSFERS                                                     236,055        (65,505)           145,630       (298,254)
                                                    ------------   ------------    ------------     -------------    ------------

INCREASE IN NET ASSETS FOR THE YEAR                    1,933,345        734,140       1,456,389           989,422         132,365

NET ASSETS AVAILABLE FOR BENEFITS,
   DECEMBER 31, 1992                                   2,435,070        793,475       6,528,184         4,789,772       4,882,038
                                                    ------------   ------------    ------------     -------------    ------------

NET ASSETS AVAILABLE FOR BENEFITS,
   DECEMBER 31, 1993                                $  4,368,415   $  1,527,615    $  7,984,573     $   5,779,194    $  5,014,403
                                                    ============   ============    ============     =============    ============



____________________________________________________________________________________________

                                                  ---- SUPPLEMENTAL INFORMATION BY FUND ----

                                                        EMPLOYEE
                                                          LOAN
                                                          FUND           TOTAL
ADDITIONS:
   Contributions:
   Employees                                                          $ 3,498,375
   Employer:
     Cash                                                                  26,525
     Common stock - Bearings, Inc.                                      1,251,979
   Investment income                                    $  2,438          422,062
   Net appreciation in market value of investments                      1,936,358
                                                        --------      -----------

        Total additions                                    2,438        7,135,299

DEDUCTIONS - Distributions to participants                              1,905,126

INTERFUND TRANSFERS                                     (17,926)
                                                        --------      -----------

INCREASE IN NET ASSETS FOR THE YEAR                     (15,488)        5,230,173

NET ASSETS AVAILABLE FOR BENEFITS,
   DECEMBER 31, 1992                                      27,589       19,456,128
                                                        --------      -----------

NET ASSETS AVAILABLE FOR BENEFITS,
   DECEMBER 31, 1993                                    $ 12,101      $24,686,301
                                                        ========      ===========

See notes to financial statements.

BEARINGS, INC. 401-K SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1992

_______________________________________________________________________________________________________________________________

                                                      ----------------- SUPPLEMENTAL INFORMATION BY FUND --------------------

                                                       COMPANY       EMPLOYEE                           FIXED           MONEY
                                                        STOCK          STOCK          EQUITY           INCOME          MARKET
                                                         FUND          FUND            FUND             FUND            FUND
ADDITIONS:
   Contributions:
     Employees                                                       $   161,398    $  1,182,727    $    984,493     $    853,908
     Employer:
        Cash                                        $     18,056
        Common stock - Bearings, Inc.                    638,270
   Investment income                                      57,634          13,644         239,692           3,961          151,247
   Transfer from King Bearing, Inc.
     Profit Sharing and Savings Plan (Note 5)                            462,600       1,513,632         823,457        2,393,711
   Net appreciation in market value of investments       342,488          87,998         338,413         267,920
                                                    ------------     -----------    ------------    ------------     ------------

        Total additions                                1,056,448         725,640       3,274,464       2,079,831        3,398,866

DEDUCTIONS - Distributions to participants             (100,885)        (26,306)       (450,113)       (414,086)        (586,277)

INTERFUND TRANSFERS                                                       71,026         117,090        (59,027)        (111,906)
                                                    ------------     -----------    ------------    ------------     ------------

INCREASE IN NET ASSETS FOR THE YEAR                      955,563         770,360       2,941,441       1,606,718        2,700,683

NET ASSETS AVAILABLE FOR BENEFITS,
   DECEMBER 31, 1991                                   1,479,507          23,115       3,586,743       3,183,054        2,181,355
                                                    ------------     -----------    ------------    ------------     ------------

NET ASSETS AVAILABLE FOR BENEFITS,
   DECEMBER 31, 1992                                $  2,435,070     $   793,475    $  6,528,184    $  4,789,772     $  4,882,038
                                                    ============     ===========    ============    ============     ============



____________________________________________________________________________________________

                                                  ---- SUPPLEMENTAL INFORMATION BY FUND ----

                                                        EMPLOYEE
                                                          LOAN
                                                          FUND           TOTAL
ADDITIONS:
   Contributions:
     Employees                                                      $ 3,182,526
     Employer:
        Cash                                                             18,056
        Common stock - Bearings, Inc.                                   638,270
   Investment income                                  $  2,173          468,351
   Transfer from King Bearing, Inc.
     Profit Sharing and Savings Plan (Note 5)           42,599        5,235,999
   Net appreciation in market value of investments                    1,036,819
                                                      --------      -----------

        Total additions                                 44,772       10,580,021

DEDUCTIONS - Distributions to participants                          (1,577,667)

INTERFUND TRANSFERS                                   (17,183)
                                                      --------      -----------

INCREASE IN NET ASSETS FOR THE YEAR                     27,589        9,002,354

NET ASSETS AVAILABLE FOR BENEFITS,
   DECEMBER 31, 1991                                                 10,453,774
                                                      --------      -----------

NET ASSETS AVAILABLE FOR BENEFITS,
   DECEMBER 31, 1992                                  $ 27,589      $19,456,128
                                                      ========      ===========

See notes to financial statements.

BEARINGS, INC. 401-K SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1993 AND 1992


1.     DESCRIPTION OF THE PLAN

       The following description of the Bearings, Inc. 401-K Savings Plan (the "Plan") is provided for general information purposes only. Participants and users of the financial statements should refer to the Plan document for more complete information.

       GENERAL - The Plan was established by Bearings, Inc. and its subsidiaries (the "Company") for the purpose of encouraging and assisting employees to provide long-term, tax-deferred savings for retirement. The Plan is subject to the reporting and disclosure requirements, the minimum participation and vesting standards, and the fiduciary responsibility requirements of the Employee Retirement Income Security Act of 1974.

       ADMINISTRATION - The Plan is administered by the Company. The Company's powers and duties relate to making employee and employer contributions to the Trustee, establishing investment objectives, authorizing disbursements from the Trust, and resolving any questions of Plan interpretation.

       The assets of the Company Stock Fund, Employee Stock Fund, Equity Fund, Fixed Income Fund and Money Market Fund are maintained and administered by a bank acting as Trustee. The Trustee is responsible for the custody of assets and the investment of these Funds.

       PARTICIPATION AND CONTRIBUTIONS - All fulltime employees are eligible to participate in the Plan on the first enrollment date following their hire.

       Eligible employees may elect to make Salary Savings Contributions to the Plan ranging from 1% to 10% of compensation. The Company makes a Matching Employer Contribution to the Plan equal to a percentage of the Salary Savings Contributions not in excess of 6% of the participant's compensation. Effective July 1, 1993, Matching Employer Contributions are determined based upon the Company's earnings per share for the immediately preceding calendar-year quarter and the participants' investment elections. The Employer Matching Contribution is currently determined using the following schedule:

                                                                                 QUARTERLY MATCHING
            CORPORATE EARNINGS PER                                                  CONTRIBUTION
            SHARE FOR IMMEDIATELY                                     ----------------------------------------
              PRECEDING QUARTER                                       EMPLOYEE STOCK FUND          OTHER FUNDS
                $.30 or less                                                 35%                       25%
                $.31 to $.39                                                 45%                       35%
                $.40 to $.44                                                 60%                       50%
                $.45 to $.50                                                 85%                       75%
                $.51 and above                                              110%                      100%

       Prior to July 1, 1993, the matching percentage was fixed annually by the Company. The employer match was 25%, 25%, 75%, and 35% for the four 1993 quarters, respectively, and 25% for 1992.

       Matching Employer Contributions were made primarily in shares of Bearings, Inc. common stock.

       Contributions are excluded from participants' taxable income until such amounts are received by them as a distribution from the Plan.

       The Plan provides for Rollover Contributions (amounts previously distributed to the participants from certain other tax-qualified plans) and Transfer Contributions (assets transferred from certain other tax-qualified plans) by or on behalf of an employee in accordance with procedures established by the Company.

       INVESTMENT OF CONTRIBUTIONS - Participants elect investment of their Salary Savings Contributions in 10% increments in the Plan's Equity Fund, Fixed Income Fund, Money Market Fund or the Employee Stock Fund. All Matching Employer Contributions are invested in the Company Stock Fund. Participants may elect to change their investment elections as to future contributions and may also elect to reallocate a portion or all of past contributions among the investment funds in increments of 10% of the total amount to be reallocated. All such elections become effective as of the beginning of each quarter and must be filed with the Company at least 21 days in advance.

       The value of the Funds and the interests of individual participants under each Fund, are calculated as of the end of each quarter (Valuation
       Date).

       VESTING AND DISTRIBUTIONS - Each participant is immediately and fully vested in all Salary Savings Contributions and earnings thereon. Participants vest in Matching Employer Contributions at a rate of 25% for each year of eligible service, becoming completely vested after four years, or at death, termination of employment due to permanent and total disability, or normal or early retirement as defined in the Plan.

       Participants may apply for hardship withdrawals from their contributions, subject to adherence to Internal Revenue Service regulations and approval by the Company. Participants may receive lump sum distributions of their vested account balances no later than 60 days after the end of the Plan year in which they terminate employment with the Company.

       Forfeitures of nonvested amounts are applied to reduce future Matching Employer Contributions.

       PLAN TERMINATION - The Plan was adopted with the expectation that it will continue indefinitely. The Company may, however, terminate the Plan at any time and may amend the Plan from time to time. In the event of termination of the Plan, all participants will immediately become fully vested in the value of all Matching Employer Contributions made on their behalf.

       TAX STATUS OF THE PLAN - The Plan obtained its latest determination letter dated May 24, 1989, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving this determination letter. The Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

2.     DESCRIPTION OF THE SEPARATE FUNDS

       The Plan provides for the establishment of five separate investment funds. The Trustee maintains separate accounts for each Plan participant and invests such participant's contributions, as directed by the participant, in one or more of the following funds:

       . Employee Stock Fund consists of investments in the common stock of Bearings, Inc. and temporary investments in the Trustee's EB Money Market Fund.

       . The Equity Fund, which consists of units of The Society Diversified Stock Fund, a broadly diversified portfolio consisting primarily of the common stocks of high quality companies, and temporary investments in the Trustee's EB Money Market Fund. The Trustee is not the administrator of The Society Diversified Stock Fund but is the investment advisor.

       . The Fixed Income Fund, which consists of units of the Society MaGIC Fund, a fund which invests in a combination of guaranteed investment contracts and cash equivalents, and temporary investments in the Trustee's EB Money Market Fund.

       . The Money Market Fund, which consists of units of the Trustee's EB Money Market Fund, a managed money market fund investing in high quality, short-term investments emphasizing liquidity.

       Company contributions are invested in the Company Stock Fund which consists of investments in the common stock of Bearings, Inc. up to one million shares, and temporary investments in the Trustee's EB Money Market Fund.

       Effective April 1994, the Plan's investment options were changed to provide seven options. These options include the following:


  .     Employee Stock Fund              .      Fundamental Investor
  .     Society Bank MaGIC Fund          .      Fidelity Advisor: Equity Growth
  .     Bond Fund of America             .      EuroPacific Growth
  .     Income Fund of America

3.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF ACCOUNTING - Each fund of the Trust is accounted for separately. The accounts of these funds are maintained, and the accompanying financial statements have been prepared, on the accrual basis of accounting.

       VALUATION OF INVESTMENTS - Investments are accounted for at cost on the trade-date and are reported in the Statement of Net Assets Available for Benefits at market value. The investment in Bearings, Inc. common stock is valued using the year-end closing price listed by the New York Stock Exchange. Investment funds are stated at values determined by the Trustee based upon the fair values of the underlying assets of the funds.

       BENEFITS PAYABLE - Benefits are recorded by the Plan when payments are made. At December 31, 1993 and 1992, $980,000 and $720,000, respectively, were due to participants who have withdrawn from participation in the Plan.

       EXPENSES - Expenses in connection with administration of the Plan for 1993 and 1992 were paid by the Company.

4.     INVESTMENTS

       The Plan provides that, in accordance with the investment objectives established by the Company, the Trustee of the Plan shall hold, invest, reinvest, manage and administer all assets of the Plan as a trust fund for the exclusive benefit of participants and their beneficiaries.

       Plan investments are detailed in the supplemental schedule of assets held for investment purposes which is attached to these financial statements. Plan investments exceeding 5% of net assets available for benefits as of December 31, 1993 and 1992 were as follows:

                 DESCRIPTION OF
                   INVESTMENT                                                         1993                1992
              Bearings, Inc. Common Stock                                        $   5,604,971       $   3,061,999
              Society EB Money Market Fund                                           5,746,379           4,776,134
              The Society Diversified Stock Fund                                     6,846,200           6,339,051
              Society MaGIC Fund                                                     5,635,961
              Society Special Fixed Income Fund                                                          4,647,063

5.     TRANSFER FROM KING BEARING, INC. PROFIT SHARING AND SAVINGS PLAN

       Employees of King Bearing, Inc., a wholly-owned subsidiary of Bearings, Inc. acquired on June 30, 1990, became participants in the Plan as of January 1, 1991. All service rendered to King Bearing, Inc. is counted to determine an employee's eligibility to participate in the Plan. Effective December 31, 1991 the King Bearing Profit Sharing and Savings Plan was terminated and each participant's account balance became fully vested and nonforfeitable. Pursuant to the plan termination the assets and liabilities of the Plan were liquidated. The resultant net proceeds totaling $5,235,999 were transferred to the Plan on April 30, 1992 (the "date of transfer"). Plan participants were given the opportunity to designate how monies held in the King Bearing Profit Sharing and Savings Plan should be allocated to the separate funds.

       Included in the net proceeds transferred to the Plan was $42,599 in loans to participants. The Plan's investments in these loans is reflected in the separate Employee Loan Fund in the Plan's financial statements. The Plan does not currently allow participants to borrow from the Plan; however, loans originated from the King Bearing Profit Sharing and Savings Plan are to be repaid to the Plan in accordance with their original terms. Investments in participant loans are stated at estimated fair value based on amounts estimated to be recoverable.



                                  * * * * * *

BEARINGS, INC. 401-K SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1993
- - - ----------------------------------------------------------------------------------------------------------------------------------

(a)              (b)                                   (c)                                    (d)                (e)
         IDENTITY OF ISSUER,
          BORROWER, LESSOR                                                                                     CURRENT
          OR SIMILAR PARTY                  DESCRIPTION OF INVESTMENT                        COST               VALUE
     COMPANY STOCK FUND
     ------------------

*    Bearings, Inc.                Common Stock - 147,154 shares                         $  3,255,369       $  4,175,495


     EMPLOYEE STOCK FUND
     -------------------

*    Bearings, Inc.                Common Stock - 50,378 shares                             1,068,073          1,429,476
*    Society National Bank         EB Money Market Fund - 25,568 units                         25,568             25,568
                                                                                         ------------        -----------
                                                                                            1,093,641          1,455,044

     EQUITY FUND
     -----------

     The Winsbury Company          The Society Diversified Stock Fund - 563,473 units       6,413,955          6,846,200
*    Society National Bank         EB Money Market Fund - 872,977 units                       872,978            872,977
                                                                                         ------------        -----------
                                                                                            7,286,933          7,719,177

     SPECIAL FIXED INCOME FUND
     -------------------------

*    Society National Bank         Society MaGIC Fund - 5,211,726 units                     5,600,000          5,635,961

     MONEY MARKET FUND
     -----------------

*    Society National Bank         EB Money Market Fund - 4,847,834 units                   4,847,834          4,847,834

     EMPLOYEE LOAN FUND
     ------------------

*    Various Plan Participants     Participant Loans (with interest rates ranging
                                     from 10% to 11.5% and maturity dates
                                     ranging from January 1994 to October 1995)                12,101             12,101
                                                                                         ------------        -----------

       TOTAL INVESTMENTS                                                                 $ 22,095,878        $23,845,612
                                                                                         ============        ===========


*  Represents investment with party-in-interest.

BEARINGS, INC., 401-K SAVINGS PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1993
- - - ------------------------------------------------------------------------------------------------------------------------------------
        (a)                           (b)                (c)        (d)       (e)        (f)         (g)          (h)        (i)
                                                                                                                Current
                                                                                       Expense                  Value of     Net
                                                                                      Incurred      Cost        Asset on    Gain
    Identity of                                       Purchase    Selling    Lease       With        of       Transaction    or
   Party Involved          Description of Asset        Price       Price     Rental  Transaction   Assets        Date       (Loss)
COMPANY STOCK FUND
- - - ------------------
Society National Bank    EB Money Market Fund
                           (Series of Transactions)  $  103,715                          None     $  103,715  $  103,715     N/A
                           (Series of Transactions)              $   80,157              None         80,157      80,157    None
EMPLOYEE STOCK FUND
- - - -------------------
Society National Bank    EB Money Market Fund
                           (Series of Transactions)     489,203                          None        489,203     489,203     N/A
                           (Series of Transactions)                 295,680              None        295,680     295,680    None

EQUITY FUND
- - - -----------
Society National Bank    EB Money Market Fund
                           (Series of Transactions)   2,838,242                          None      2,838,242   2,838,242     N/A
                           (Series of Transactions)               1,973,361              None      1,973,361   1,973,361    None

The Winsbury Company     The Society Diversified
                         Stock Fund
                           (Series of Transactions)   1,393,909                          None      1,393,909   1,393,909     N/A

FIXED INCOME FUND
- - - -----------------
Society National Bank    EB Money Market Fund
                           (Series of Transactions)   1,302,108                          None      1,302,108   1,302,108     N/A
                           (Series of Transactions)               1,307,193              None      1,307,193   1,307,193    None

Society National Bank    EB Special Fixed Income Fund
                           (Single Transaction)                   5,648,571              None      5,033,520   5,648,571   $615,051
                           (Series of Transactions)               6,334,850              None      5,704,756   6,334,850    630,094

Society National Bank    EB MaGIC Fund
                           (Single Transaction)       5,600,000                          None      5,600,000   5,600,000     N/A

                                                                                                                         (Continued)

BEARINGS, INC., 401-K SAVINGS PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1993
- - - ------------------------------------------------------------------------------------------------------------------------------------
        (a)                           (b)                (c)        (d)       (e)        (f)         (g)          (h)        (i)
                                                                                                                Current
                                                                                       Expense                  Value of     Net
                                                                                      Incurred      Cost        Asset on    Gain
    Identity of                                       Purchase    Selling    Lease       With        of       Transaction    or
   Party Involved          Description of Asset        Price       Price     Rental  Transaction   Assets        Date       (Loss)
MONEY MARKET FUND
- - - -----------------
Society National Bank    EB Money Market Fund
                           (Single Transaction)       4,767,087                          None      4,767,087   4,767,087     N/A
                           (Single Transaction)                   4,767,087              None      4,767,087   4,767,087    None
                           (Series of Transactions)   5,733,873                          None      5,733,873   5,733,873     N/A
                           (Series of Transactions)               5,630,513              None      5,630,513   5,630,513    None


NOTE - Reportable transactions are single transactions or a series of transactions in the same issue that, when aggregated, are in excess of 5% of the current value of plan assets at the beginning of the plan year.


                                                                                                                        (Concluded)


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